Exhibit 2

SUPERCOM LTD. For the Annual General Meeting of Shareholders To Be Held On Thursday May 9, 2013, at 4:00 P.M THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of SUPERCOM Ltd. (the "Company") hereby appoints Sarit Molcho, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at 14, Arie Shenkar Street, 3th Floor, Hertzliya Pituach, Israel, on May 9, 2013, at 4:00 P.M, and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

SUPERCOM LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, SUPERCOM Ltd. 14 Arie Shenkar Street, Hertzliya Pituach, Israel, Fax No: +972-9-889-0820
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1.To  appoint Deloitte Brightman Almagor Zohar & Co. as the Company's independent public accountants for the year ending December 31, 2013, and to authorize the Company’s Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.
	☐	☐	☐

2. To re-elect three (3) directors for terms expiring at our 2014 Annual General Meeting of Shareholders.	☐	☐	☐

3A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Resolution 3 TO APPROVE the Settlement Agreement with Periscope Ltd.	☐	☐	☐

3B.VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Resolution 3 TO APPROVEthe Settlement Agreement with Periscope Ltd.	☐	☐	☐

4A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Resolution 4 TO APPROVE the CEO's Employment Agreement.	☐	☐	☐

4B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Resolution 4 TO APPROVE the CEO's Employment Agreement.	☐	☐	☐

5A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Resolution 5 TO APPROVE the Services Agreement with the Chairman of the Board.	☐	☐	☐	Name: ______________ number of shares: __________________ Signature:___________________________ Date:_________

5B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Resolution 5 TO APPROVE the Services Agreement with the Chairman of the Board.	☐	☐	☐
NOTE:  Please mark date and sign exactly as the name(s) appear on this proxy.  If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.